June 2, 2014

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:       Mara Ransom, Assistant Director

Jason Niethamer, Assistant Chief Accountant

Re:                             Comment Letter Dated May 30, 2014

The Michaels Companies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 1, 2014

File No. 333-193000

Dear Ms. Ransom:

On behalf of The Michaels Companies, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated May 30, 2014 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1, filed with the Commission on May 1, 2014 (File No. 333-193000) (the “Registration Statement”).

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request.  All responses to the accounting comments were prepared by the Company in consultation with its independent registered public accounting firm.  We have set forth the Company’s responses below.

For reference purposes, the comments set out in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below such comments.  References to page numbers are to the page numbers of the Registration Statement.

Responses to the May Comment Letter

Prospectus summary, page 1

1.                                      We note your response to comment 3 in our letter dated January 15, 2014. Throughout your prospectus, please revise your statement that you “are the largest arts and crafts specialty retailer in North America” to clarify the metric on which this statement is based. In this regard, we note from the supplemental materials that you provided that you appear to be basing this statement on the metric of store count.

RESPONSE:

The Company advises the Staff, in the amendment to the Registration Statement filed with this letter, this statement has been revised throughout the prospectus to clarify it is based on store count.

Critical accounting policies and estimates, page 46

Share-based compensation expense, page 50

2.                                      We note your disclosure that “from February 2, 2013 to February 1, 2014, the estimated fair value of common stock decreased from $26.93 to $23.66 per share.” Please reconcile the $23.66 per share amount noted for February 1, 2014 with the $22.96 noted in the table that succeeds this disclosure.

RESPONSE:

The Company advises the Staff the fair value of its common stock is determined following the close of each quarter; therefore, the fair value of the common stock on the grant date for options granted during these quarters is the fair value as determined following the last day of the previous quarter.  For illustrative purposes, using the amounts as disclosed in the table on page 50 of our S-1/A as filed on May 1, 2014, options granted during the quarter commencing on November 3, 2013 and ending February 1, 2014 had a fair value at grant of $22.96, deemed the fair value as of November 2, 2013.  The fair value of $23.66 was deemed the fair value as of February 1, 2014.

Executive compensation, page 83

3.                                      We note your reference to Mr. Zhu’s separation agreement. Please file this agreement as an exhibit, or tell us why you are not required to do so. Please refer to Item 601(b) of Regulation S-K.

RESPONSE:

The Company advises the Staff Mr. Zhu’s separation agreement has been submitted as exhibit 10.49 in this amendment to the Registration Statement.

Certain relationships and related party transactions, page 115

4.                                      Please revise this section to provide the required disclosure since the beginning of your last fiscal year, for the two fiscal years preceding your last fiscal year and any currently proposed transaction. Please refer to Item 404(a) and Instruction 1 to Item 404 of Regulation S-K.

RESPONSE:

The Company advises the Staff the impact of any currently proposed transactions with related parties are included in the S-1/A as filed on May 1, 2014, under “Certain relationships and related party transactions —Transactions with certain affiliates of Bain Capital and The Blackstone Group.” In addition, the amendment to the Registration Statement filed with this letter has been revised based on the above comment to include the additional language below.

“In fiscal 2013, ~~and~~ fiscal 2012 and fiscal 2011, we recognized $12.7 million, ~~and~~ $12.3 million and $12.2 million, respectively, of expense related to annual management fees and reimbursements.”

“Investment funds advised by Bain Capital own an approximate 42% equity position in LogicSource, an external vendor we utilize for print procurement services. Payments associated with this vendor were $5.3 million, ~~and~~ $5.0 million and $4.6 million during fiscal 2013, ~~and~~ fiscal 2012 and fiscal 2011, respectively.”

“Investment funds advised by Bain Capital own an approximate 14% equity position in Sungard, an external vendor we utilize for certain integrated software and processing services. The Blackstone Group owns an approximate 13% equity position in Sungard. Payments associated with this vendor during fiscal 2013 and fiscal 2012 were $0.3 million and payments associated with this vendor were $0.2 million in fiscal 2011.”

“The Blackstone Group owns an approximate 68% equity position in RGIS, an external vendor we utilize to count our store inventory. Payments associated with this vendor during fiscal 2013 and fiscal 2012 were $5.6 million and payments associated with this vendor were $6.3 million in fiscal 2011.”

“The Blackstone Group owns an approximate 67% equity position in Vistar, an external vendor we utilize for all of the candy-type items in our stores. Payments associated with this vendor during fiscal 2013, ~~and~~ fiscal 2012 and fiscal 2011 were $24.0 million, ~~and~~ $24.1 million and $20.3 million, respectively.”

“The Blackstone Group owns an approximate 77% equity position in Brixmor Properties Group, a vendor we utilize to lease certain properties. Payments associated with this vendor during fiscal 2013, ~~and~~ fiscal 2012 and fiscal 2011 were $3.8 million, ~~and~~ $4.7 million and $3.2 million, respectively.”

“The Blackstone Group owns an approximate 76% equity position in Hilton Hotels, an external vendor we utilize for hospitality services. Payments associated with this vendor during fiscal 2013, ~~and~~ fiscal 2012 and fiscal 2011 were $0.1 million, ~~and~~ $1.1 million and $1.3 million, respectively.”

“The Company periodically provides officers of the Company and its subsidiaries the opportunity to purchase shares of our Common Stock. There were no shares sold to officers during fiscal year 2013, ~~or~~ fiscal year 2012 or fiscal year 2011. None of the shares previously purchased by officers were repurchased by the Company in fiscal 2013. In fiscal 2013, ~~and~~ fiscal 2012 and fiscal 2011, we repurchased 1,500, ~~and~~ 14,667 and 192,001 shares, respectively, from officers who are no longer with the Company. In addition, during fiscal 2013, ~~and~~ fiscal 2012 and fiscal 2011, we repurchased 2,227,187, ~~and~~ 401,949 and 118,156 of immature shares, respectively, from officers who are no longer with the Company.”

5.                                      Please tell us why you deleted the paragraph that previously appeared as the first paragraph under “Other relationships” in this section, as the disclosure contained therein appears to be responsive to Item 404 of Regulation S-K.

RESPONSE:

The Company advises the Staff the disclosure related to Item 404 of Regulation S-K is included on page 117 of the S-1/A as filed on May 1, 2014, under “Certain relationships and related party transactions—Transactions with certain affiliates of Bain Capital and The Blackstone Group.”

Principal and selling stockholders, page 129

6.                                      Please revise the table to provide the correct footnote associated with Highfields Capital Management, L.P. and related funds.

RESPONSE:

The Company advises the Staff the amendment to the Registration Statement filed with this letter has been revised based on the above comment to insert the correct footnote reference (6) in both the “Principal and selling stockholders” table and the footnote to the table, on pages 133 and 134, respectively.  For purposes of clarity the footnote again shall read:

“Investment and voting decisions for Highfields and its related funds are made by Jonathon S. Jacobson, Chief Executive Officer and Chief Investment Officer of Highfields. Mr. Jacobson disclaims beneficial ownership of any shares beneficially owned by Highfields and its related funds except to the extent of his pecuniary interest therein. The address of Mr. Jacobson, Highfields and its related funds is 200 Clarendon Street, Boston, Massachusetts 02116.”

7.                                      In footnote 5 to the table you indicate that Mr. Schwarzman controls each of the Blackstone Funds and the “senior managing directors” own Blackstone Group Management L.L.C., which appears to be the ultimate parent of each of the Blackstone Funds other than Family-SMD. Please revise to clarify the natural persons with investment and voting power over the Blackstone Funds. If Mr. Schwarzman and the “senior managing directors” have investment and voting power over the Blackstone Funds, please identify the “senior managing directors.”

RESPONSE:

The Company advises the Staff the amendment to the Registration Statement filed with this letter has been revised based on the above comment to include the additional language below in footnote 5 to the “Principal and selling stockholders” table on page 133.

“As a result of his control of Blackstone Group Management L.L.C. and Family-SMD, Mr. Schwarzman has voting and investment power with respect to the shares held by the Blackstone Funds.”

8.                                      Please revise to correct your statement in footnote 5 to the table that the “general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP L.P.”

RESPONSE:

The Company advises the Staff the amendment to the Registration Statement filed with this letter has been revised based on the above comment to include the revised language below in the applicable portion of footnote 5 to the “Principal and selling stockholders” table on page 133.

“The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P.”

Index to consolidated financial statements and supplementary data, page F-1

Notes to consolidated financial statements, page F-7

9.                                      We noted in your response to prior comment 17 of our letter dated January 15, 2014 that you planned on including a footnote for pro forma earnings per share in the notes to your financial statements. Please tell us where you have included that detail in the latest amendment or why you have decided not to provide this detail. In any event, please show us via supplemental calculation how you intend to calculate pro forma earnings per share. In this regard, it is not clear whether the net proceeds of the offering would be sufficient to pay the distribution to the Company’s equity and equity-award holders. If not, please advise how you intend to capture the deficiency in pro forma earnings per share.

RESPONSE:

The Company advises the Staff the pro forma earnings per share has been included as a note to the Consolidated Financial Statements for the year ended February 1, 2014, under “Note 17. Pro forma net income (loss) per common share (unaudited)” on page F-43.  The Company anticipates the net proceeds of the offering will be less than the July

2013 distribution paid to the Company’s equity and equity-award holders, and the July 2013 distribution was greater than the Company’s previous 12 month Net income.

The Company intends to calculate pro forma earnings per share by adjusting the weighted average shares of common stock outstanding to give effect to the consummation of the offering, stock split of existing shares prior to closing of the offering, and the effect to the number of shares whose proceeds were used to repay the debt associated with the dividend.  Since the distribution exceeds the gross proceeds of the offering, all shares offered in the offering will be included in the denominator for the pro forma earnings per share calculation included in Note 17, once the number of shares offered has been determined.  The Company will also adjust the numerator of Income available to common stockholders to reflect the incremental interest expense (net of tax) relating to the portion of the distribution that exceeds both the gross proceeds from the offering and the previous 12 months’ earnings, as well as to add back the savings from the pay down of the Company’s notes with the proceeds of the offering.

Hypothetical illustration: Pro forma earnings per share

Company A is a calendar year company that is planning to offer 5 common shares at $21 per share in an initial public offering during June 20X4 to raise net proceeds of $100. The proceeds from the offering will be used to retire $100 of debt that has an annual interest rate of 10%. The debt was initially issued on July 1, 20X3 to pay a $500 distribution to the common shareholders. The pro forma calculation below gives effect to the offering and the distribution as if it occurred as of the first day of the calendar year beginning January 1, 20X3 since the distribution exceeded both the gross proceeds from the equity offering and the previous 12 months earnings, consistent with SAB Topic 1.B.3.

Company A reported results for fiscal year ended December 31, 20X3:
Net income	$250.0
Income available to common shareholders	$250.0
Distribution (1)	$500.0
Weighted average shares - basic	100

Adjustments to net income:
As reported	$250.0
Add: interest savings (2)	17.5
Less: interest expense (3)	(7.5)
Less: tax effect (4)	(4.0)
As adjusted	$256.0

Calculation of shares:
Shares, as reported	100
Additional shares from offering	5
Shares, adjusted	105

Pro forma earnings per share - basic	$2.44

(1) Company A made a $500 distribution to its shareholders on July 1, 20X3 by obtaining additional bank debt, which was less than 12 months prior to its offering. Reported results include interest expense of $25 [$500 distribution * 10% interest rate * 6 of 12 months].

(2) Pro forma interest expense savings after giving effect to the offering: [$250 Net income + $100 net proceeds] * 10% interest rate * 6 of 12 months = $17.5. The 6 of 12 months is used to adjust interest expense for the lower outstanding debt balance from July 1, 20X3 to December 31, 20X3 had the offering and net income been used to pay a portion of the distribution to shareholders.

(3) Pro forma incremental interest expense: [$500 distribution - $250 Net income - $100 net proceeds] * 10% interest rate * 6 of 12 months = $7.5. The 6 of 12 months is used to pro forma interest expense for January 1, 20X3 to June 30, 20X3, had the offering and distribution occurred as of the first day of the calendar year instead of on July 1, 20X3 as reflected in the reported results.

(4) Assumes a 40% tax rate.

Notes to consolidated financial statements, page F-7

Note 5. Debt, page F-16

10.                               We noted in your response to prior comment 18 of our letter dated January 15, 2014 that you would provide the disclosure required by paragraph 3(ii) in Rule 4-08(e) of Regulation S-X. As previously requested, please tell us the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of the most recently completed year and please provide us with the detail that supports the amount you computed. Please tell us where you have disclosed this restricted net asset amount in the latest amendment or show us via calculation how such restricted net assets did not exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

RESPONSE:

The Company advises the staff that the disclosure of the amount of restricted net assets discussed in paragraph 3(ii) in Rule 4-08(e) of Regulation S-X is not required. In making this determination, the Company relied on Staff Accounting Bulletin Topic 6k.3 in its conclusion on the restricted net assets, specifically the Staff’s response in the bulletin that “an excess of liabilities over assets…has no restricted net assets for the purposes of this test.” The Company considers restricted assets to have a net asset base of zero for the purpose of computing its proportionate share of the restricted net assets of consolidated subsidiaries because the Company and its consolidated subsidiary, Michaels Stores, Inc., both have a consolidated shareholders’ deficit.

Item 15.  Recent Sales of Unregistered Securities, page II-2

11.                               We note that some of your unregistered sales of securities were made in reliance on Rule 506, but it does not appear that any Forms D are on file for the relevant time period during which the identified sales were made. Please advise.

RESPONSE:

The Company advises the Staff the relevant subsidiaries of the Company who offered the Additional 2018 Senior Notes, the Holdco Notes and 2020 Senior Subordinated Notes to the applicable initial purchasers relied upon the exemption afforded by Section 4(a)(2) of the Securities Act in connection with the offerings, and not the exemption afforded by Rule 506.  The Company has therefore revised the text on page II-5 of the Registration Statement to remove the reference to Rule 506.

*       *       *

The Company has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please contact the undersigned at 617-951-7473.  Thank you for your assistance.

Very truly yours,

/s/ David A. Fine
David A. Fine

cc:                     Carl S. Rubin, The Michaels Companies, Inc.

Charles M. Sonsteby, The Michaels Companies, Inc.

Jennifer N. Robinson, The Michaels Companies, Inc.

Michael J. Veitenheimer, The Michaels Companies, Inc.

D. Rhett Brandon, Simpson Thacher & Bartlett LLP